Exhibit 99.1

letter of Lock-Up Undertaking

Date: __________________

From: __________________ (the “Optionee”)

To:	Regencell Bioscience Holdings Limited (the “Company”)

References are made in this letter (this “Letter”) to (i) an agreement of option to purchase ordinary share of Regencell Bioscience Holdings Limited dated                     , under which the Company granted certain options (the “Options”) to purchase ordinary shares of the Company in the amounts set forth therein; and (ii) a letter of lock-up undertaking by the Optionee dated                , under which the Optionee undertook to the Company, within the period of one year and six months immediately following the closing of the initial public offering of the Company, not to, and to procure any entities controlled by the Optionee and any trusts of which the Optionee is a beneficiary not to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any of the Options or shares issued upon exercise of the Options (the “Lock-up Undertaking”).

For good and valuable consideration received by the Optionee from the Company, the Optionee hereby agrees to extend the Lock-up Undertaking for an additional six months.

The laws of New York shall govern the interpretation, validity, administration, enforcement and performance of the terms of this letter agreement regardless of the law that might be applied under principles of conflicts of laws.

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In Witness Whereof, the Optionee has executed this letter agreement as of the date first set forth above.

Acknowledged by
Regencell Bioscience Holdings Limited

Yat-Gai Au

Chief Executive Officer

Signature Page of the Letter of Lock-up Undertaking